EXHIBIT 21

THE PNC FINANCIAL SERVICES GROUP, INC.

SCHEDULE OF CERTAIN SUBSIDIARIES

(As of December 31, 2004)

Name	State or Other Jurisdiction of Incorporation or Organization
PNC Bancorp, Inc.	Delaware
PNC Bank, Delaware (1)	Delaware
PNC Bank, National Association (1)	United States
PNC Asset Management, Inc.	Delaware
PNC Investment Holdings, Inc.	Delaware
PNC Bank Capital Securities, LLC	Delaware
PNC Commercial Management, Inc.	Delaware
BlackRock, Inc. (1)	Delaware
PNC Capital Leasing, LLC	Delaware

PNC Holding, LLC (1)	Delaware
PFPC Worldwide Inc. (1)	Delaware
PNC Funding Corp	Pennsylvania
PNC Investment Corp. (1)	Delaware
PNC Venture Corp	Delaware

(1)	The names of the subsidiaries of the indicated entities are omitted because such subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.